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FILED PURSUANT TO RULE 433
ISSUER FREE WRITING PROSPECTUS
(SUPPLEMENTING PRELIMINARY PROXY STATEMENT / PROSPECTUS
DATED OCTOBER 19, 2007)
REGISTRATION STATEMENT No. 333-145995

ONCOTHYREON INC. 110 – 110th Avenue NE, Suite 685 Bellevue, Washington 98005	BIOMIRA INC. 2011 – 94th Street Edmonton, Alberta T6N 1H1

Supplement to Proxy Statement of Biomira Inc. and Prospectus of Oncothyreon Inc.,
each dated as of October 19, 2007

Notification of Failure to Satisfy Nasdaq Continued Listing Requirement

        On November 2, 2007, Biomira Inc., or Biomira, received a letter from The Nasdaq Stock Market, Inc. notifying Biomira that for the 30 consecutive trading days preceding the date of the letter, the bid price of Biomira's common stock had closed below the US$1.00 per share minimum required for continued inclusion on the NASDAQ Global Market pursuant to Nasdaq Marketplace Rule 4450(a)(5). The letter further notified Biomira that, in accordance with Nasdaq Marketplace Rule 4450(e)(2), Biomira will be provided 180 calendar days, or until April 30, 2008, to regain compliance with the minimum bid price requirement. Compliance will be achieved if the bid price per share of Biomira's common stock closes at US$1.00 per share or greater for a minimum of ten (10) consecutive trading days prior to April 30, 2008.

        If compliance with Nasdaq's Marketplace Rules is not achieved by April 30, 2008 and if Biomira is not eligible for an additional compliance period, Nasdaq will provide notice that Biomira's common stock will be delisted from the NASDAQ Global Market. In the event of such notification, Biomira would have an opportunity to appeal Nasdaq's determination or to apply to transfer its common stock to the Nasdaq Capital Market.

        Biomira has previously announced a special meeting of shareholders to be held at 9:00 a.m. (Mountain Time) in Edmonton, Alberta on December 4, 2007. At the meeting, Biomira's shareholders will consider a special resolution to approve a plan of arrangement under which the Company will migrate to the United States by creating a Delaware holding corporation, Oncothyreon Inc., which will become the ultimate parent corporation of a successor to Biomira and its subsidiaries. If the plan of arrangement is approved by shareholders of Biomira and other conditions are satisfied, including the issuance by the Alberta Court of Queen's Bench of a final order approving the plan of arrangement, each outstanding common share of Biomira Inc. will be exchanged for one-sixth of a share of common stock of Oncothyreon Inc., which will have the effect of a 6 for 1 reverse stock split of Biomira Inc. common shares. One of the Company's objectives in seeking implementation of the plan of arrangement is to ensure compliance with the minimum bid price requirements of Nasdaq Rule 4450(a)(5).

        Oncothyreon intends to apply for substitute listing on the NASDAQ Global Market effective on the completion of the arrangement under the proposed symbol ONTY, and assuming the application is approved, it is expected that the Oncothyreon shares will commence trading on the NASDAQ Global Market immediately after the arrangement is completed.

        For additional information relating to the proposed reverse split, please see the section captioned "The Arrangement—Proposal—Reverse Stock Split" of the proxy statement of Biomira/prospectus of Oncothyreon, dated as of October 19, 2007.

Risks Relating to Failure to Satisfy Nasdaq Continued Listing Requirements

        Our common stock may become ineligible for listing on the NASDAQ Global Market, which would materially adversely affect the liquidity and price of our common stock.

        Biomira's common shares are currently listed in the United States on the NASDAQ Global Market. Oncothyreon intends to apply for substitute listing on the NASDAQ Global Market effective on the completion of the arrangement under the proposed symbol ONTY, and assuming the application is approved, it is expected that the Oncothyreon shares will commence trading on the NASDAQ Global Market immediately after the arrangement is completed. Biomira's and, if the arrangement is approved, Oncothyreon's continued listing is contingent on meeting specific quantitative standards, including a minimum closing bid price of $1.00. Although we expect the effective reverse split contemplated by the arrangement will result in Oncothyreon shares trading at a higher price per share than the Biomira common shares, we cannot provide assurances that this will occur or that the resulting trading price will, immediately after the arrangement or at any time in the future, result in Oncothyreon's being able to satisfy the continued listing requirements of the NASDAQ Global Market. Either Biomira or Oncothyreon could be unable to meet these requirements in the future, particularly if either company's common shares fail to trade at or above $1.00 per share for an extended period of time. On November 2, 2007, we received a letter from The Nasdaq Stock Market, Inc., which we refer to as Nasdaq, notifying Biomira that for the 30 consecutive trading days preceding the date of the letter, the bid price of Biomira's common stock had closed below the $1.00 per share minimum required for continued inclusion on the NASDAQ Global Market pursuant to Nasdaq Marketplace Rule 4450(a)(5). Our stock must achieve a minimum closing bid price of at least $1.00 for at least 10 consecutive business days within the 180 calendar days thereafter, or else we may be delisted from the NASDAQ Global Market.

        If either Oncothyreon's common stock or Biomira's common shares become ineligible for listing on the NASDAQ Global Market, and is thereafter traded only on the over-the-counter market or potentially on the NASDAQ Capital Market, our stockholders' ability to purchase and sell Oncothyreon's common stock or Biomira's common shares could be less orderly and efficient and more costly. Furthermore, a delisting of Oncothyreon's common stock or Biomira's common shares could have a materially adverse impact on our business operations by damaging our general business reputation, impairing our ability to obtain additional capital, reducing the incentives that equity ownership is intended to provide to our employees, and causing a loss of confidence by investors, suppliers and employees. As a result of the negative impact on the liquidity of our equity securities and on our business, a delisting would also likely decrease the market price of our equity securities and increase the volatility of our stock price.

        ONCOTHYREON HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ONCOTHYREON AND BIOMIRA HAVE FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT ONCOTHYREON, BIOMIRA, AND THE TRANSACTIONS CONTEMPLATED BY THE PROXY STATEMENT OF BIOMIRA AND THE PROSPECTUS OF ONCOTHYREON. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, BIOMIRA OR ONCOTHYREON WILL ARRANGE TO SEND TO YOU THE PROXY STATEMENT/PROSPECTUS IF YOU REQUEST IT BY CALLING (780) 450-3761 OR (425) 450-0370.

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Supplement to Proxy Statement of Biomira Inc. and Prospectus of Oncothyreon Inc., each dated as of October 19, 2007